

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

James G. Coogan
Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002

   Re: Kaman Corporation
     Form 10-K for the Year Ended December 31, 2021
     Filed February 24, 2022
     File No. 001-35419

Dear James G. Coogan:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing